

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2020

Laura Clague
Chief Financial Officer
Retrophin, Inc.
3721 Valley Centre Drive, Suite 200
San Diego, CA 92130

      Re: Retrophin, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed February 24, 2020
           File No. 001-36257

Dear Ms. Clague:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences